September 5, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Fly Leasing Limited
Registration Statement on Form F-3
Filed August 11, 2017
File No. 333-219933

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fly Leasing Limited (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-219933) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 5:00 p.m. (New York City time) on September 7, 2017 or as soon thereafter as is practicable.

Please contact Boris Dolgonos of Jones Day at (212) 326-3430 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

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Very truly yours,

FLY LEASING LIMITED

By:	/s/ Colm Barrington
	Name:	Colm Barrington
	Title:	Chief Executive Officer

cc:	Boris Dolgonos, Jones Day